Exhibit 99.8

CONSENT OF SRK CONSULTING

We hereby consent to the use of our name in connection with the following document, which is being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Orezone Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The annual information form of the Company dated March 30, 2007, which includes reference to our name in connection with information relating to the technical report on the Essakane Project.

March 30, 2007

SRK Consulting

By:	/s/ SRK Consulting
Name:	M.F. Pittuck
Title:	Principal Resource Geologist